Exhibit 12.1 Computation of Ratio of Earnings To Fixed Charges	Three Months		Year Ended December 31,
	Ended March 31,
	2001	2000	1999	1998	1997	1996

			(amounts in thousands)

Net loss	$(234,131)	$(1,411,273)	$(719,968)	$(124,546)	$(31,020)	$(6,246)

Equity in losses of equity-method investees	13,175	304,596	76,769	2,905	-	-

Loss before equity in losses of equity-method investees	(220,956)	(1,106,677)	(643,199)	(121,641)	(31,020)	(6,246)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	33,748	130,921	84,566	26,639	326	5

Assumed interest element included in rent expense	2,783	10,773	4,732	2,833	700	90

	36,531	141,694	89,298	29,472	1,026	95

Adjusted loss	(184,425)	(964,983)	(553,901)	(92,169)	(29,994)	(6,151)
Fixed charges	(36,531)	(141,694)	(89,298)	(29,472)	(1,026)	(95)

Deficiency in earnings to cover fixed charges	$(220,956)	$(1,106,677)	$(643,199)	$(121,641)	$(31,020)	$(6,246)